NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

CONSOLIDATED FINANCIAL STATEMENT

YEARS  ENDED

MAY 31, 2005 AND 2004

EXECUTIVE REPORT RELATING TO FINANCIAL STATEMENTS

The financial statements for Neptune Technologies & Bioressources Inc. presented in this document are the responsibility of the Company Executive and were approved by its Board of Directors.

These financial statements were prepared by the Executive using Canadian Generally Accepted Accounting Principles. They contain amounts based on best guesses and estimates.

To ensure the accuracy and objectivity of data contained in the financial statements, the Company Executive acquired and implemented internal accounting control systems. The Executive believes that internal accounting controls provide reasonable assurance that: financial documents are reliable and provide an adequate basis for the formulation of financial statements, that business assets are properly accounted and preserved, and that the preparation and the presentation of other financial information are in concordance with the financial statements.

The Board of Directors assumes responsibility for financial statements primarily through its Audit Committee, comprised entirely of external administrators. The Audit Committee reviews the quarterly and yearly financial statements as well as the Executive Analysis of the Company’s Financial Situation and Production Results, and provides its recommendations to the Board of Directors for approval. The Audit Committee meets with the Executive as well as with external auditors to discuss the internal controls implemented on processes relating to the presentation of financial information, audit questions and financial information presentation questions and presents appropriate recommendations to the Board of Directors. Auditors assigned by shareholders may, at any time, meet with the Audit Committee, with or without the Executive in attendance.

Auditors assigned by the shareholders verified the current financial statements: the firm of Raymond Chabot Grant Thornton (RCGT), chartered accountants. Their report follows.

President and CEO, /s/ Henri Harland Henri Harland Laval September 8, 2005	Vice-president, Administration and Finances, /s/ André Godin André Godin

Raymond Chabot Grant Thornton S.E.N.C.R.L.

Comptables agréés

Auditor’s Report

To the  Shareholders of Neptune Technologies & Bioressources inc.

 We have audited the consolidated balance sheets of Neptune Technologies & Bioressources inc. as at May 31, 2005 and 2004 and the consolidated statements of earnings, deficit, contributed surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Laval
July 15, 2005

Les Tours Triomphe

2500, boul. Daniel-Johnson

Bureau 300

Laval (Québec)  H7T 2P6

Téléphone: (514) 382-0270

Télécopieur: (514) 875-9797

www.rcgt.com

Membre de Grant Thornton International

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
CONSOLIDATED EARNINGS

YEARS ENDED MAY 31, 2005 AND 2004

	2005	2004
	$	$
Sales	5,038,221	2,261,858
Cost of sales and operating expenses (before amortization)	4,538,583	3,685,665
Research expenses (Note 6)	195,399	239,534
Financial expenses (Note 7)	1,020,285	928,306
Amortization (Note 8)	975,132	964,380
	6,729,399	5,817,885
Loss before other revenue (expenses)	1,691,178	3,556,027
Interest income	1,277	4,436
Exchange gain (loss)	(77,685)	17,579
Net loss	1,767,586	3,534,012
Basic and diluted loss per share	0.069	0.161
Weighted average number of shares outstanding	25,453,068	21,885,043

The accompanying notes are an integral part of the consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

CONSOLIDATED DEFICIT

CONSOLIDATED CONTRIBUTED SURPLUS

YEARS ENDED MAY 31, 2005 AND 2004

Consolidated deficit

	2005	2004
	$	$
Balance, beginning of year	12,194,383	8,660,371
Net loss	1,767,586	3,534,012
Share issue expenses	20,468	-
Balance, end of year	13,982,437	12,194,383

Consolidated Contributed Surplus

	2005	2004
	$	$
Balance, beginning of year	187,754	4,005
Expired warrants	62,050	27,211
Stock-based compensation – employees	80,943	54,338
Stock-based compensation – non-employees	14,640	102,200
Balance, end of year	345,387	187,754

The accompanying notes are an integral part of the consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

CONSOLIDATED CASH FLOWS

YEARS ENDED MAY 31, 2005 AND 2004

	2005	2004
	$	$
OPERATING ACTIVITIES
Net loss	(1,767,586)	(3,534,012)
Non-cash items
Amortization	1,000,248	987,683
Financial expenses	652,991	549,569
Stock-based compensation – employees	80,943
Stock-based compensation – non-employees	14,640	-
Changes in working capital items (Note 9)	(182,344)	(627,511)
Cash flows from operating activities	(201,108)	(2,569,933)
INVESTING ACTIVITIES
Property and equipment	(10,320)	(114,984)
Intangible assets	(71,557)	(129,618)
Other assets	-	(26,945)
Cash flows from investing activities	(81,877)	(271,547)
FINANCING ACTIVITIES
Long-term loans	-	750,000
Repayment of long-term debt	(128,330)	(140,157)
Issue of convertible debentures	-	1,250,000
Issue of capital stock	315,092	-
Share issue expenses	340,092
Cash flows from financing activities	511,575	1,859,843
Net decrease in cash and cash equivalents	228,590	(981,637)
Cash (bank overdraft), beginning of year	(46,640)	934,997
Cash (bank overdraft), end of year	181.950	(46,640)

The accompanying notes are an integral part of the consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

CONSOLIDATED BALANCE SHEETS

MAY 31, 2005 AND 2004

	2005	2004
	$	$
ASSETS
Current assets
Cash	181,950	-
Trade accounts receivable	1,154,379	585,558
Research tax credits receivable	61,198	87,638
Inventories (Note 10)	813,642	1,247,782
Prepaid expenses	62,673	60,837
	2,273,842	1,981,815
Property and equipment (Note 11)	3,881,552	4,425,784
Intangible assets (Note 12)	553,833	486,367
Other assets (Note 13)	588,118	1,027,622
	7,297,345	7,921,588
LIABILITIES
Current liabilities
Bank overdraft	-	46,640
Accounts payable and accrued liabilities
Company controlled by an officer and director	73,494	29,445
Others	996,945	1,169,007
Instalments on long-term debt	841,917	639,121
	1,912,356	1,884,213
LONG-TERM DEBT (Note 14)	2,868,780	3,151,258
LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES (Note 15)	5,156,430	4,544,797
	9,937,566	9,580,268
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock and warrants (Note 16)	10,996,829	10,347,949
Contributed surplus	345,387	187,754
Deficit	(13,982,437)	(12,194,383)
	(2,640,221)	(1,658,680)
	7,297,345	7,921,588

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

/s/ Henri Harland Henri Harland President and Director	/s/ Michel Timperio Michel Timperio Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005 AND 2004

1 – GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998. The Company focuses on research and development of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries. Starting June 1, 2003, the Company is no longer considered as a development stage company. The Company no longer accumulates its start-up costs and has begun amortizing capitalized costs on June 1, 2003.

 2 – GOING-CONCERN

The Company has incurred losses from operations for the years ended May 31, 2005 and 2004, which has resulted in the use of its cash flows for operation and an increase in shareholders' deficiency. The Company is working to finance its industrial, commercial, research and development activities.

The Company's ability to generate net income and positive cash flows from operating activities in the future is dependent on several factors, including: acceptance of its products on the market, the competition level the Company will face and the overall economic situation.

The financial statements have been prepared on the going-concern basis, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments to the carrying value or classification of assets and liabilities, nor to the results of operations, should the Company not continue to operate as a going-concern.

Management is of the opinion that sufficient funds will be available from operations and external financing to meet the Company's liabilities and commitments as they become due.

3 – CHANGES IN ACCOUNTING POLICIES

Accounting Guideline No. 15 (AcG 15) – Consolidation of Variable Interest Entities During the year ended May 31, 2005, the Company adopted Accounting Guideline No. 15 (AcG-15) of the Canadian Institute of Chartered Accountants (CICA), entitled Consolidation of Variable Interest Entities (VIEs). This Guideline explains and provides guidance on the application of consolidation principles to entities considered as VIEs that are subject to control on a basis other than ownership of voting interests. Application of this Guideline did not have any impact on the financial statements as at May 31, 2005.

Section 3110 – Asset Retirement Obligations In March 2003, the CICA released Section 3110 of the CICA Handbook, Asset Retirement Obligations, which replaces the guidance regarding future removal and site restoration costs previously contained in Section 3061, Property, Plant and Equipment. The new Section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The Company adopted Section 3110 on June 1, 2004 and application of this standard did not have a significant impact on the financial statements as at May 31, 2005.

Section 3870 – Stock-based Compensation and Other Stock-based Payments In November 2003, the recommendations of the CICA Handbook Section 3870 were modified in order to require the application of a fair value based method of accounting for all stock-based payments, including stock-options, for all years starting on or after January 1, 2004. The Company decided to adopt these new standards on a retroactive basis starting June 1, 2003, without restating the financial statements for previous years. The application of these recommendations has resulted in recognition of a $54,338 charge for the year ended May 31, 2004.

Section 1100 – Generally Accepted Accounting Principles In July 2003, the CICA released Section 1100, Generally Accepted Accounting Principles, and Section 1400, General Standards for Financial Statement Presentation, which are effective for years beginning on or after October 1, 2003. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. Application of this standard did not have any impact on the financial statements as at May 31, 2004.

Section 3063 – Impairment of Long-lived Assets Effective June 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3063, Impairment of Long-lived Assets. This section defines recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. Under the new standards, impairment of long-lived assets is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than their carrying amount. In such situations, the asset is measured at its fair value. The adoption by the Company of the new standard did not have any impact on the financial statements as at May 31, 2004.

Accounting Guideline No. 14 (AcG-14) – Disclosure of Guarantees In February 2003, the CICA released Accounting Guideline No. 14 (AcG-14), Disclosure of Guarantees, which clarifies disclosure requirements for certain guarantees. The Company adopted the new recommendations effective June 1, 2003. Application of these new recommendations did not have a significant impact on the financial statements as at May 31, 2004.

4 – ACCOUNTING POLICIES

Principles of consolidation The consolidated financial statements include the accounts of the Company and its subsidiary, 9113-0310 Québec inc., created February 1, 2002. This subsidiary has been inactive since its inception.

Accounting estimates The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates.

Revenue recognition Revenues from operations are recognized when the following conditions are met: goods are shipped, persuasive evidence of an agreement exists, the significant risks and advantages related to ownership are transferred, the consideration is fixed or determinable and there is reasonable assurance regarding collectibility. Prepaid revenue is deferred and recognized in operations when goods are delivered to customers.

Cash and cash equivalents The Company's policy is to present cash (bank overdraft) and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Inventories Raw materials are valued at the lower of cost and replacement cost, cost being determined by the average cost method. Finished goods are valued at the lower of cost and net realizable value; cost is determined by the standard cost method.

Property and equipment Property and equipment are recorded at cost and amortized over their estimated useful lives according to the following methods and annual rates:

	Method	Rates
Furniture and fixtures	Diminishing balance	20%
Office equipment	Diminishing balance	30%
Processing equipment	Straight-line 10	10%
Laboratory equipment	Straight-line 20	20%
Computer equipment	Straight-line 30	30%
Software	Straight-line 50	50%
Leasehold improvements	Straight-line 10	10%

Property and equipment related to the processing of products derived from marine biomasses (processing equipment, laboratory equipment and leasehold improvements) are amortized beginning at the start of commercial operations on June 1, 2003.

Research and development expenses Research expenses are charged to earnings as incurred. Development expenses that satisfy generally recognized conditions, including reasonable certainty that they will be recovered, are deferred and amortized. No development costs were capitalized in 2005 and 2004.

Investment tax credits relating to eligible research and development expenses are applied against these expenses in the year they are incurred.

Intangible assets Patents are recorded at cost and amortized according to the straight-line method over their remaining expected life over a maximum period of  20 years.

Licences are recorded at cost and amortized according to the straight-line method over a ten-year period.

Trademarks are recorded at cost and not amortized since the Company considers they have an unlimited life given they can be renewed at low costs. They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they are impaired. The impairment test consists of a comparison of the fair value of trademarks with their carrying amount. When the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to the excess.

Other assets Start-up costs are amortized according to the straight-line method over a three-year period.

Deferred financing costs are amortized according to the straight-line method over periods of five to seven years, up until 2010.

Currency translation Monetary assets and liabilities in foreign currency are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses in foreign currency are translated at the average rate in effect during the year. Gains and losses are included in earnings for the years.

Share issue expenses Share issue expenses were added to the deficit.

Loss per share The loss per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants and the if-converted method to determine the dilutive effect of the convertible debentures.

The convertible debentures, warrants and stock options described in Notes 15, 16 and 17 were not included in the calculation of diluted earnings per share in 2005 and 2004 because the Company sustained losses and their inclusion would be anti-dilutive.

Stock-based compensation plan The Company offers a stock-based compensation plan, which is described in Note 17. Since June 1, 2003, the Company accounts for stock options granted to employees based on dates when the options can be exercised. Any consideration received upon the exercise of options by holders is credited to capital stock. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the cancelled stock option is added to the deficit.

Income taxes The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and the tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Company records a valuation allowance for future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

5 – RELATED PARTY TRANSACTION

Under a service agreement with a shareholder (a company controlled by an officer and director), in 2004, the Company paid service fees of $5,000. The $5,000 in 2004 consisted of $2,500 in management fees and $2,500 in research fees. As at May 31, 2005 and 2004, no balance is due to this shareholder. This agreement ended July 1, 2003.

The Company also entered into an agreement with this shareholder, as of June 1, 2002, calling for royalties to be paid in semi-annual instalments of 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the current year, total royalties amount to $47,877 ($23,301 in 2004). As at May 31, 2005, the balance due to this shareholder under this agreement amounts to $73,494 ($29,445 in 2004). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

6 – INFORMATION REGARDING RESEARCH PROJECTS IN PROGRESS

The Company has a worldwide operating license, including a purchase option on the intellectual property, for an extraction process allowing it to obtain oil from krill and other crustaceans in order to extract concentrates and ingredients with various beneficial biological properties. The Company entered into a research agreement with a Canadian university to adapt the extraction process for use with seals. This university granted the Company a licensing option on the results of the research agreement applicable to seals and other marine mammals, as well as a purchase option on the intellectual property.

Since March 2005, the Company has been participating in several joint research projects with the following institutions and companies:

1.

Hypertension and Vascular Biology Institute, Vanderbilt University, Saint Thomas Hospital and Medical Center, Nashville, Tennessee, USA (in cooperation with Designs for Health and American River Nutrition Inc.)

2.

The Heart Research Institute and the HRI Nutraceutical and Functional Food Research Facility, Sydney, Australia

3.

International Association of Attention Deficit Hyperactivity Disorder, Leslie Rouder, LCSW P.A. ADD Coach Therapist @ ADDadults.net, Miami Shores, Florida, USA

4.

Access Business Group LLC, Amway Corp. Buena Park, California, USA

5.

Phytobiolab and the Bordeaux soccer team, Bordeaux, France

The Company also carries out medical research. The five projects included in the applied research portfolio relate to the following: cardiovascular diseases, neoplastic diseases, rheumatoid arthritis, face wrinkles and transdermal transport.

Costs incurred for research projects in progress are detailed as follows:

	2005	2004
	$	$
Service fees (Note 5)	-	2,500
Salaries and employee benefits	241,502	296,135
Subcontracting	24,135	95,209
General and study expenses	2,222	1,554
Travel and entertainment expenses	1,635	695
	269,494	396,093
Research tax credits	(74,095)	(156,559)
Research expenses	195,399	239,534

Research tax credits recorded by the Company must be reviewed and approved by the tax authorities; accordingly, amounts granted may differ from those recorded.

7 – FINANCIAL EXPENSES

	2005	2004
	$	$
Bank charges and contracts	5,463	25,195
Interest – short-term loans	-	571
Interest – long-term debt	378,073	377,470
Interest – liability component of convertible debentures	611,633	501,767
Amortization – deferred financing fees	25,116	23,303
	1,020,285	928,306

8 – INFORMATION INCLUDED IN THE STATEMENT OF EARNINGS

	2005	2004
	$	$
Amortization
Property and equipment	561,842	552,989
Intangible assets	4,091	2,192
Other assets	409,199	409,199
	975,132	964,380

9 – INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:

	2005	2004
	$	$
Trade accounts receivable	(568,821)	(430,625)
Research tax credits receivable	26,440	186,938
Inventories	434,140	(323,153)
Prepaid expenses	(1,836)	26,166
Accounts payable and accrued liabilities	(72,267)	(88,837)
	(182,344)	(627,511)
Interest paid on operating activities	336,769	337,911

10 – INVENTORIES

	2005	2004
	$	$
Raw materials	57,844	35,398
Finished goods	755,798	1,212,384
	813,642	1,247,782

11 – PROPERTY AND EQUIPMENT

			2005
	Cost	Accumulated amortization	Net
	$	$	$
Furniture and fixtures	98,230	54,882	43,348
Office equipment	66,659	40,352	26,307
Processing equipment	3,506,418	691,542	2,814,876
Laboratory equipment	227,358	89,639	137,719
Computer equipment	72,157	55,539	16,618
Software	2,350	2,350	-
Leasehold improvements – head office	52,149	34,719	17,430
Leasehold improvements – processing	741,652	148,330	593,322
	4,766,973	1,117,353	3,649,620
Assets under capital leases
Processing equipment	139,960	26,999	112,961
Laboratory equipment	173,460	60,836	112,624
Office equipment	7,290	943	6,347
	5,087,683	1,206,131	3,881,552

During the year, the Company acquired office equipment for a cost of $7,290 (processing and laboratory equipment for a cost of $149,960 in 2004) by  way of capital leases.

			2004
	Cost	Accumulated amortization	Net
	$	$	$
Furniture and fixtures	98,230	44,041	54,189
Office equipment	65,642	29,299	36,343
Processing equipment	3,506,418	340,899	3,165,519
Laboratory equipment	100,589	20,117	80,472
Computer equipment	66,842	40,211	26,631
Software	2,350	2,350	-
Leasehold improvements – head office	52,149	29,504	22,645
Leasehold improvements – processing	741,652	74,165	667,487
	4,633,872	580,586	4,053,286
Assets under capital leases
Processing equipment	139,960	13,003	126,957
Laboratory equipment	296,241	50,700	245,541
	5,070,073	644,289	4,425,784

12 – INTANGIBLE ASSETS

			2005
	Cost	Accumulated amortization	Net
	$	$	$
Amortized intangible assets
Patents	518,287	4,783	513,504
Licenses	7,500	1,500	6,000
	525,787	6,283	519,504
Unamortized intangible assets
Trademarks	34,329	-	34,329
	560,116	6,283	553,833

			2004
	Cost	Accumulated amortization	Net
	$	$	$
Amortized intangible assets
Patents	463,872	1,442	462,430
Licenses	7,500	750	6,750
	471,372	2,192	469,180
Unamortized intangible assets
Trademarks	17,187	-	17,187
	488,559	2,192	486,367

13 – OTHERS ASSETS

	2005	2004
	$	$
Start-up costs, at amortized cost	409,197	818,396
Deferred financing costs, at amortized cost	78,921	109,226
Deposit (*)	100,000	100,000
	588,118	1,027,622

 (*)  This deposit will be applied against the exercise of the plant purchase option or as partial payment of plant moving and refit costs if the purchase option is not exercised.

14 – LONG-TERM DEBT

	2005	2004
	$	$
Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,878,927 in 2005, prime rate plus 6.25% (12.5% as at May 31, 2005, 11.75% as at May 31, 2004), payable in monthly capital instalments of $20,000, maturing in February 2010 (a) (b)	1,140,000	1,140,000
Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 1.25% (7% as at May 31, 2005, 6.25 % as at May 31, 2004), payable in 60 monthly capital instalments of $16,333 beginning in July 2005, maturing in June 2010 (a) (b) (c)	951,726	941,623
Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 2.25% (8% as at May 31, 2005, 7.25% as at May 31, 2004), payable in 60 monthly capital instalments of $25,000 beginning in July 2005, maturing in June (a) (b) (d)	1,420,810	1,389,555
9% unsecured loan, payable in monthly blended instalments of $993, maturing in September 2005	3,900	14,922
Unsecured loan, without interest, matured	70,000	70,000
Obligations under capital leases, interest rates varying from 0.00% to 12.67% payable in monthly instalments of $8,398, maturing at different dates until September 2009	124,261	234,279
	3,710,697	3,790,379
Instalments due within one year	841,917	639,121
	2,868,780	3,151,258

(a)

Under these mortgage loans, the Company is required to respect certain ratios. As at May 31, 2005 and 2004, the Company is not in compliance with these requirements. Subsequent to year-end, the Company obtained a waiver from the creditors for non-compliance with the requirements.

(b)

The Company has been granted a moratorium on monthly capital instalments from May 2003 to June 2005.

(c)

Using the Black-Scholes option pricing model, the Company has determined a value of $62,049 for the warrants and recorded this amount in shareholders' equity.

(d)

The Company has retained the following values to record the 366,569 common shares issued without consideration in shareholders’ equity.

	Value per share	Number of common shares issued
May 31, 2003	$0.4303	183,285
September 3, 2003	$0.3500	144,456
January 22, 2004	$0.4000	38,828

The mortgage loan was reduced by an amount of $144,959, corresponding to the value of these shares.

The instalments on long-term debt during the next five years are detailed as follows

	Obligations under capital leases	Other long- term loans
	$	$
2006	77,777	768,567
2007	39,865	736,000
2008	9,061	736,000
2009	4,244	736,000
2010	819	676,000
Total minimum lease payments	131,766
Interest expense included in minimum lease payments	7,505
	124,261

15 – LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES

	2005	2004
	$	$
Unsecured convertible debenture (a) (d) (e)	2,250,226	2,006,250
Secured convertible debenture (b) (d) (e)	1,668,704	1,451,047
Unsecured convertible debenture (c) (e)	1,237,500	1,087,500
	5,156,430	4,544,797

(a)

April 1, 2005, the Company renegotiated the terms of this debenture. As at May 31, 2005, this debenture, with a new capital of $2,195,342 ($1,500,000 in 2004) bears simple interest of 15% (15% in 2004). Interest from April 1, 2005 to March 31, 2007 will be capitalized to the debenture capital balance and as of April 1, 2007, interest in the third year is payable monthly. The capital is convertible, in whole or in part, at the holder's option, at the following terms: deduction of amount converted in previous periods, to a maximum of $500,000 from February 28, 2006 to March 31, 2006, to a cumulative maximum of $1,000,000 from February 28, 2007 to March 31, 2007 and to a cumulative maximum of $1,500,000 from February 28, 2008 to March 31, 2008, at a price per share that is the higher of $0.32 and the market price on the conversion date. Under the same previous terms, the issuer can, at its option, in whole or in part, convert accrued interest and, subsequently, any debenture capital.

The Company may reimburse the some or all of the debenture at any time prior to March 31, 2008, at which date the debenture and interest will become due.

(b)

This debenture, having a $1,261,780 par value and bearing interest at 15% compounded annually, is convertible into common shares at any time at the holder's option, in all or in part, capital and interest, at a price per share equal to the higher of $0.75 and the market price at the conversion date.

The Company may reimburse the debenture in all or in part at any time prior to May 30, 2008, at which date the debenture and interest will become due.

This debenture is secured by a movable hypothec without delivery on present and future intellectual property rights.

(c)

This debenture, having a $1,000,000 par value and bearing interest at 15%, is convertible into common shares at any time at the holder's option, capital and interest, at a price per share equal to the higher of $0.35 and the market value at the conversion date.

The Company may reimburse some or all of the debenture at any time prior to October 28, 2008, at which date the debenture and interest will become payable. In the event of an advanced reimbursement, the holder will have a 30-day period to convert the part of the debenture and accrued interest subject to the advanced redemption. If the advanced reimbursement occurs before October 20, 2005, a premium of 30% of the capital related to the redemption, less accrued interest on this capital calculated at the redemption date, will be added to the capital related to the redemption.

(d)

The payment of these debentures is subordinated to the full payment of the $1,500,000 authorized mortgage loan.

(e)

Under the provisions of Section 3860 of the Canadian Institute of Chartered Accountants Handbook, these debentures are financial instruments which comprise a liability component and an equity component. Because the conversion price of these convertible debentures is calculated using the market value of the shares, at the time of conversion, no value was attributed to the equity component of these compound financial instruments.

Based on the balance as at May 31, 2005, the instalments on the liability component of the convertible debentures in the coming years are $3,918,930 in 2008 and $1,237,500 in 2009.

 16 – CAPITAL STOCK AND WARRANTS

Authorized

Unlimited number of shares without par value

Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

Series "A" preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares from the date of the first listing of the common shares on a recognized stock exchange

	2005	2004
	$	$
Issued and fully paid
25,594,805 common shares (21,947,244 common shares in 2004)	10,656,737	10,285,899
- series "D" warrants (a)
- series "E" warrants (196,000 warrants in 2004) (b)		62,049
- series "F" warrants(c)
- series "G" warrants (250,000 warrants in 2004) (d)		1
3,025,922 series "H" warrants(e)	302,592
250,000 series "I" warrants (f)	37,500
	340,092	62,050
	10,996,829	10,347,949

During the past two years, changes in the Company's issued capital stock were as follows:

	Number of shares	Consideration
		$
Common shares
Balance as at May 31, 2003	21,763,960	10,219,808
Issued upon the last instalment receipt of the $1,500,000 authorized mortgage loan	183,284	66,091
Balance as at May 31, 2004	21,947,244	10,285,899
Issued for cash	3,275,922	315,092
Issued as settlement of accounts payable	371,639	55,746
Balance as at May 31, 2005	25,594,805	10,656,737

(a)

On January 28, 2002, the Company issued 100,000 series "D" warrants. The series "D" warrants entitle their holder to purchase one common share at $1 per share. The expiration date for the exercise of the warrants is January 28, 2004. The 100,000 expired warrants were cancelled. *

(b)

On June 3, 2002, as part of a $980,000 mortgage financing, the Company granted 196,000 series "E" warrants, for which the value has been established at $62,049 according to the Black-Scholes option pricing model. The Company elected to determine the value of the warrants using the following assumptions:

i)

Fair value of the common shares at $0.75

ii)

Exercise price of $1.00

iii)

Risk-free interest rate of 4.20%

iv)

Estimated life of two years

v)

Expected volatility of 90%

The series "E" warrants entitle their holder to purchase one common share at $1 per share, at any time until June 3, 2004. The 196,000 expired warrants were cancelled.

(c)

On July 23, 2002, as part of a $1,000,000 short-term financing, the Company granted 100,000 series "F" warrants, for which the value has been established at $27,210 according to the Black-Scholes option pricing model. The Company elected to determine the value of the warrants using the following assumptions:

i)

Fair value of the common shares at $0.87

ii)

Exercise price of $1.00

iii)

Risk-free interest rate of 3.20%

iv)

Estimated life of one year

v)

Expected volatility of 90%

The series "F" warrants entitle their holder to purchase one common share at $1 per share, at any time until July 23, 2003. The 100,000 expired warrants were cancelled.

(d)

On May 30, 2003, the Company granted 250,000 series "G" warrants upon the issue of 2,324,140 common shares for a $1,000,000 cash consideration. The total proceeds from this issue were attributed to the common shares less a $1 par value for the warrants. The series "G" warrants entitle their holder to purchase one common share at $0.54 per share. The maturity date for the exercise of warrants is May 30, 2005. The 250,000 expired warrants were cancelled.*

(e)

On June 9, 2004, as part of a $605,185 private placement, the Company granted 3,025,922 series "H" warrants, for which the value has been established at $302,592 according to the Black-Scholes option pricing model. The Company elected to determine the value of the warrants using the following assumptions:

i)

Fair value of the common shares at $0.18

ii)

Exercise price of $0.25

iii)

Risk-free interest rate of 3.29%

iv)

Estimated life of two years

v)

Expected volatility of 121%

The series "H" warrants entitle their holder to purchase one common share at $0.25 per share, at any time until June 9, 2006.

(f)

On July 13, 2004, as part of a $50,000 private placement, the Company granted 250,000 series "I" warrants, for which the value has been established at $37,500 according to the Black-Scholes option pricing model. The Company elected to determine the value of the warrants using the following assumptions:

i)

Fair value of the common shares at $0.25

ii)

Exercise price of $0.25

iii)

Risk-free interest rate of 3.10%

iv)

Estimated life of two years

v)

Expected volatility of 121%

The series "I" warrants entitle their holder to purchase one common share at $0.25 per share, at any time until July 13, 2006.

•

Given the inherent subjectivity of evaluating the warrants, the Company deemed it preferable to attribute a par value of $1 to the warrants and to attribute the full amount of the proceeds of issuance to the issued share classes.

17 – STOCK-BASED COMPENSATION PLAN

The Company introduced a stock-based compensation plan for its directors, managers, employees and consultants.

The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan, 4,350,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as is the term of the options which, however, cannot be more than five years or any other shorter period as specified in the regulations of the plan. The total number of shares issued to a single person cannot exceed 5% of the Company's total issued and outstanding common shares, with the maximum being 2% for each consultant.

Options granted prior to the date of the initial public offering entitle each holder to purchase: (i) from the time they are granted, 50% of the common shares subject to options granted to said holder (ii) as of the end of one year following the granting of the options, 25% of the common shares subject to options initially granted to said holder, and (iii) as of the end of two years following the granting of the options, 25% of the common shares subject to options initially granted to said holder, and at the price specified in the initial public offering. The plan provides that options issued after the initial public offering can be exercised on the basis of 25% per year following the date of the grant.

Activities within the plan are detailed as follows:

			2005	2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Options outstanding, beginning of year	2,280,000	0.88	1,260,000	1.00
Awarded	1,129,000	0.25	1,260,000	0.75
Cancelled	(483,000)	0.80	(240,000)	0.88
Exercise price amendment
Former price	(1,920,000)	0.85
New price	1,920,000	0.25
Options outstanding, end of year	2,926,000	0.25	2,280,000	0.88
Exercisable options as at May 31	1,430,000	0.25	1,540,000	0.94

2005
Options outstanding			Exercisable options
Weighted average exercise price	Weighted remaining contractual life outstanding	Number of options outstanding as at May 31, 2005	Number of options exercisable as at May 31, 2005	Weighted average exercise price
$				$
0.25	3.01 years	2,926,000	1,430,000	0.25

On June 1, 2003, the Company granted 270,000 stock options to employees and 400,000 to non-employees at an exercise price of $0.75 per share. The fair value of each granted option has been estimated according to the Black-Scholes model and using the following assumptions:

	Employees	Non-employees
i) Fair value of the common shares	$0.34	$0.34
ii) Risk-free interest rate	3.85%	3.85%
iii) Estimated life	4 years	4 years
iv) Expected volatility	118%	118%

The fair value of the options granted to employees and non-employees is $0.2310 and $0.2555 per option respectively.

On August 28, 2003, the Company granted 340,000 stock options to employees at an exercise price of $0.75 per share. The fair value of each granted option has been estimated according to the Black-Scholes model and using the following assumptions:

i)

Fair value of the common shares at $0.47

ii)

Risk-free interest rate of 4.18%

iii)

Estimated life of four years

iv)

Expected volatility of 106%

The fair value of the options granted is $0.3130 per option.

On October 30, 2003, the Company granted 250,000 stock options to employees and non-employees at an exercise price of $0.75 per share. The fair value of each granted option has been estimated according to the Black-Scholes model and using the following assumptions:

i)

Fair value of the common shares at $0.44

ii)

Risk-free interest rate of 4.04%

iii)

Estimated life of four and a half years

iv)

Expected volatility of 106%

The fair value of the options granted is $0.3041 per option.

On October 5, 2004, the Company granted 1,029,000 stock options to employees and 50,000 stock options non-employees at an exercise price of $0.25 per share. The fair value of each option granted has been estimated according to the Black-Scholes option pricing model using the following assumptions:

i)

Fair value of the common shares at $0.15

ii)

Risk-free interest rate of 4.05%

iii)

Estimated life of four and a half years

iv)

Expected volatility of 103%

The fair value of the options granted is $0.1018 per option.

On November 26, 2004, the Company amended the exercise price of all outstanding stock options granted before October 5, 2004 to $0.25 per share. This amendment of the stock option exercise price resulted in an adjustment of the fair value of options granted after the adoption of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The fair value of the amended options has been estimated according to the Black-Scholes option pricing model using the following assumptions:

	Former price	New price
i) Exercise price	$0.75 to $1.00	$0.25
ii) Fair value of common shares	$0.17	$0.17
iii) Risk-free interest rate	3.17%	3.17%
iv) Estimated fair value	2.5 to 3.5	2.5 to 3.5
v) Expected volatility	102%	102%
Average fair value per option	0.0609 $	0.0975 $

This adjustment of the exercise price led to an additional charge of $40,992. Of this amount, $28,279 was expensed during the year and $12,713 will be expensed at the exercise date of each option that becomes exercisable and whose price was amended.

On February 1, 2005, the Company granted 50,000 stock options to a non-employee at an exercise price of $0.25 per share. The fair value of each option granted has been estimated according to the Black-Scholes option pricing model using the following assumptions:

i)

Fair value of the common shares at $0.26

ii)

Risk-free interest rate of 3.59%

iii)

Estimated life of five years

iv)

Expected volatility of 121%

The fair value of the options granted is $0.2190 per option.

During the year ended May 31, 2005, an amount of $80,943 ($54,338 in 2004) representing employees' vested interests during the year and employees' vested interests following amendment of the option price was expensed as compensation. An amount of $14,640 ($102,200 in 2004) representing non- employees' vested interests during the year and non-employees' vested interests following amendment of the option price was expensed.

18 – INCOME TAXES

The variance between the statutory income tax rate (31.02% in 2005 and 2004) and the Company's effective income tax rate (nil for 2005 and 2004) for the years presented is mainly attributable to the valuation allowance related to the net future income tax assets.

Net future income tax assets of approximately $4,719,000 ($4,153,000 as at May 31, 2004) have not been reflected in these financial statements. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses, which are recognized for accounting purposes but not deducted for tax purposes. These unused losses and tax deductions are available to reduce current income taxes in future years and are summarized as follows:

	2005	2004
	$	$
Net future income tax assets resulting from the following:
Tax losses	3,248,000	2,980,000
Research and development expenses	672,000	635,000
Investment tax credits	503,000	447,000
Excess of the carrying amount of assets over their tax basis	296,000	91,000
	4,719,000	4,153,000
Valuation allowance	(4,719,000)	(2,952,000)
Net future income tax assets recognized	-	-

As at May 31, 2005, the Company's losses for tax purposes, which are available to reduce future years' income taxes amount to $10,501,783 for federal purposes and $10,392,871 for provincial purposes. The Company can avail itself of the tax benefit resulting from these loss carry-forwards as follows:

	Federal	Provincial
	$	$
2006	45,570	45,570
2007	78,967	78,967
2008	899,246	877,300
2009	2,389,847	2,379,422
2010	3,598,699	3,573,912
2014	2,644,475	2,606,465
2015	844,979	831,235
	10,501,783	10,392,871
Research and development expenses which can be carried forward indefinitely	2,244,886	3,724,214
	12,746,669	14,117,085

19 – FINANCIAL INSTRUMENTS

Credit risk

The Company grants credit to its customers in the normal course of business. On an on-going basis, it performs credit evaluations of its customers and maintains bad debt allowance provisions for potential losses. Four customers (three customers in 2004) represent 65% (75% in 2004) of total trade accounts included in accounts receivable.

Exchange risk

The Company is exposed to exchange risk as a result of accounts receivable and accounts payable stated in euros and U.S. dollars. As at May 31, 2005, assets stated in euros totalled €115,211 (€130,769 in 2004) and in U.S. dollars totalled US$786,928 (US$356,320 in 2004) and accounts payable stated in U.S. dollars totalled US$116,646 (US$54,805 in 2004).

The Company has not entered into any agreements to hedge its exchange risk exposure.

Fair value

The carrying amount of the Company's short-term financial instruments approximates their fair value given that they will mature shortly.

The fair value of mortgage loans is equivalent to their carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of unsecured loans, obligations under capital leases and liability component of convertible debentures is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value is equivalent to the carrying amount.

 20 – COMMITMENTS

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:

	Rate	Minimum royalty
	%	$
To a Canadian university *
As of June 1, 2002	4	5,000
To a company controlled by an officer and director
As of June 1, 2002	1

* The Company has a $275,000 purchase option in relating to the intellectual property currently held by this Canadian university.

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second and $75,000 on the third.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian University.

The Company’s directors are of the opinion that this injunction action is unfounded and the $275,000 is therefore presented as a commitment.

The Company has entered into long-term lease agreements expiring in May 2007, which call for payments of $386,159 for the rental of premises. Minimum lease payments for the next years are $231,159 in 2006 and $155,000 in 2007. These leases contain a renewal option for an additional period of five years. One of these leases also contains an option to acquire the plant for an amount of $1,275,000 prior to May 1, 2006 (May 1, 2005 in 2004).

21 – SEGMENT DISCLOSURES

Descriptive information on the Company's reportable segments

The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information

All the Company's assets are located in Canada.

The Company sales are attributed to the following countries based on location of customer:

	2005	2004
	$	$
Canada	2,034,019	1,450,062
United States	2,565,850	565,294
Europe	244,945	232,254
Asia	193,407	14,248
	5,038,221	2,261,858

Information about major customers

Amounts of $1,393,130 and $848,516 of the Company's sales are from two customers ($1,408,000 from four customers in 2004).

22 – COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.